January 26, 2016

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WISCONSIN 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com Email

CLIENT/MATTER NUMBER

035194-0102

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parnassus Funds and Parnassus Income Funds – Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of Parnassus Funds and Parnassus Income Funds, each a Massachusetts business trust and an open-end management investment company registered under the Investment Company Act of 1940 (the “Trusts”), we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, the Trusts’ preliminary notice of special meeting, proxy statement and form of proxy card (under the cover page required by Rule 14a-6(m) and Schedule 14A) for use in conjunction with the special meeting of shareholders of the series of Parnassus Funds and the series of Parnassus Income Funds. The special meeting has been set for March 22, 2016.

To the Trusts’ knowledge, the only substantive matter to be considered at the special meeting of shareholders is to elect four trustees.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,
/s/ Peter D. Fetzer

Attachments

cc:	John V. Skidmore II

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.